EXHIBIT 21

OLD NATIONAL BANCORP

SUBSIDIARIES OF THE REGISTRANT

AS OF DECEMBER 31, 2012

Name of Subsidiary	Jurisdiction of Incorporation	Business Name of Subsidiary
Old National Bank	United States of America	Old National Bank
Old National Realty Company, Inc.	Indiana	Old National Realty Company, Inc.
ONB Insurance Group, Inc.	Indiana	Old National Insurance
American National Trust	United States of America	Old National Trust Company
& Investment Management Corp